August 13, 2018

Via Edgar

Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Re:	MDJM LTD
Comment Letter Dated July 30, 2018 regarding
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 11, 2018
CIK No. 0001741534

Dear Ms. Gowetski:

This letter is in response to the letter dated July 30, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to MDJM LTD (the “Company”, “we”, “our”).  For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 is also submitted separately (the “Registration Statement”).

Note 3 – Accounts Receivable, page F-14

1.	We note your revised disclosures in response to prior comment 9. Your disclosure indicates that management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Please clarify at what stage of delinquency (i.e. what point in the aging) you record a reserve for a delinquent account.

Response:

Our customers are primarily real estate developers who typically pay us on a time line ranging from within the same month to within a year, based on their payment history. We generally consider recording a reserve (a) based on our best estimates from reviewing of specific losses on an individual account basis, (b) for existing customers with account balance past due over one year as our customers generally pay us ranging from within the same month to within a year, which is considered customary practice as we have ongoing business relationship, and (c) for first year customers with account balance past due over nine months.

Allowance for doubtful account is generally computed based on our best estimate of the probability of collection of the accounts receivable aging buckets over nine months old for our new customers and over twelve months old for our existing customers aside from our review of the accounts on an individual basis. We have total of fourteen real estate developer customers of which three are newly engaged during 2017 and the account balances are less than three months old as of December 31, 2017. Subsequent to December 31, 2017, two of the three new customers have fully paid and the third new customer has partially paid, which we consider the account status is current and not in delinquent as the balance is still not over nine months past due as of today. The accounts receivable balance due from our existing customers are all less than twelve months old as of December 31, 2017 based on our aging analysis. Our accounts receivable are considered current and not in delinquent as of December 31, 2017. However, we reserved 20% allowance for two customers based on our review of these two accounts on an individual basis.

As the amount of receivables increases or decreases each reporting period, the corresponding allowance for uncollectible accounts and bad debt expense will adjusted accordingly. In addition, the probability rate of collection and computation of the allowance for doubtful account will be reviewed quarterly and adjusted as necessary. Reserve rates are developed and refined based on the actual collection history, customer’s credit, business, financial status and ongoing relationship of each particular customer.

As such, we believe our accounting policies on accounts receivable and allowance for doubtful accounts are adequate and thus, we have not amended Note 3 – Accounts Receivable, on F-14 of the Registration Statement.

2.	Given that you have not received any collections on your $559,234 receivable and have only received modest collections on your $443,057 receivable, please tell us in detail why you believe further impairment of these loans is not required.

Response:

The two customers whose outstanding receivables are referenced above, are existing customers with good payment histories and the balances due are less than six months old as of December 31, 2017. We provided a reserve based on our review of these two accounts on an individual basis and reserved 20% allowance at December 31, 2017 mainly due to (1) non-payment, this customer generally makes payments within a few months upon receipt of the sales invoices from us, and (2) our estimation that the real estate units sold may not be fully collectible and there is a probability that this real estate developer customer may not be able to pay us in full. The collection of the above referenced accounts receivable balances is in progress. Recently, we received confirmation from the customer with a balance of $559,234 that $241,712 is expected to be paid in the second half of August and no later than the end of September 2018 and the remaining balance is expected to be paid by the end of 2018. We also received confirmation from the customer with a balance of $443,057 that $204,824 is expected to be paid in the month of September 2018 and the remaining balance is expected to be paid by the end of 2018. Based on the credit history, business, financial status, payment history and ongoing business relationship of our customers, we believe no further impairment is required as of December 31, 2017. In addition, we have not experienced any write offs of our accounts receivable in the past. Accordingly, we believe our allowance for doubtful account as of December 31, 2017 is sufficient and no further impairment is deemed necessary.

Thank you in advance for your assistance in reviewing this response and the Amendment No. 2 to the Draft Registration Statement on Form F-1. Should you have any questions with respect to the above responses, please do not hesitate to call our counsel, Ying Li, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2210.

Very truly yours,

/s/ Siping Xu
Name:	Siping Xu
Title:	Chairman and Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC